UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OXIS INTERNATIONAL, INC.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

691829402

(CUSIP Number)

Anshuman Dube
Theorem Group, LLC
2049 Century Park East, Suite 3630
Los Angeles, California 90067
(310) 551-4020

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

October 13, 2009

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	691829402
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Theorem Group, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions)		WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization		California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	250,000,000 (1)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	250,000,000 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person		250,000,000 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)		84.2%
14. Type of Reporting Person (See Instructions)
PN

 (1) Theorem Group, LLC (“Theorem”) owns 25,000 shares of Series H Convertible Preferred Stock (the “Series H Preferred Stock”), which are currently convertible into 2,500,000 shares of common stock. Although Theorem is entitled to a number of votes equal to the number of shares of common stock the Series H Preferred Stock could, at such time, be converted into, multiplied by 100, Theorem is not permitted to convert such shares since it beneficially owns more than 9.9% of the Issuer’ s outstanding common stock. The terms of the convertible debenture and the warrants beneficially owned by Theorem do not permit conversion or exercise, as the case may be, if, following such conversion or exercise, Theorem would beneficially own more than 4.99% of the Issuer’s outstanding common stock. As Theorem beneficially owns 84.2% of the Issuer’s outstanding common stock, none of the shares of common stock issuable under either the convertible debenture or the warrants have been included here.

2 of 7

CUSIP No.	691829402
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Anshuman Dube
2. Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions)		AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization		United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	250,000,000 (1)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	250,000,000 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person		250,000,000 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)		84.2%
14. Type of Reporting Person (See Instructions)
IN

  (1) Mr. Dube does not own any securities in the Issuer directly.  The securities reflected on this page are directly owned by Theorem Group, LLC (“Theorem”). Theorem owns 25,000 shares of Series H Convertible Preferred Stock (the “Series H Preferred Stock”), which are currently convertible into 2,500,000 shares of common stock.  Although Theorem is entitled to a number of votes equal to the number of shares of common stock the Series H Preferred Stock could, at such time, be converted into, multiplied by 100, Theorem is not permitted to convert such shares since it beneficially owns more than 9.9% of the Issuer’s outstanding common stock. The terms of the convertible debenture and the warrants beneficially owned by Theorem do not permit conversion or exercise, as the case may be, if, following such conversion or exercise, Theorem would beneficially own more than 4.99% of the Issuer’s outstanding common stock. As Theorem beneficially owns 84.2% of the Issuer’s outstanding common stock, none of the shares of common stock issuable under either the convertible debenture or the warrants have been included here.

3 of 7

ITEM 1.                      SECURITY AND ISSUER.

This Schedule 13D (this “Schedule”) relates to the common stock, par value $0.01 per share (“Common Stock”), the Series G Preferred Stock, par value $0.01 per share (“Series G Preferred Stock”), which, as described in further detail in Item 4 of this Schedule, were exchanged for Series H Preferred Stock, par value $0.01 per share (“Series H Preferred Stock”) of Oxis International, Inc., a Delaware corporation (the “Issuer”), on February 10, 2010.  Each share of Series H Preferred Stock is convertible into 100 shares of Common Stock. The principal executive offices of the Issuer are located at 468 N. Camden Drive, 2nd Floor, Beverly Hills, California 90210.

ITEM 2.                      IDENTITY AND BACKGROUND.

This Schedule is filed on behalf of Theorem Group, LLC, a California limited liability company (“Theorem”), and Anshuman Dube, a United States citizen (“Dube”).  This Schedule relates to the securities directly owned by Theorem.  Mr. Dube is the managing director of Theorem and, as a result of his control over Theorem, Mr. Dube is deemed to beneficially own the securities of Theorem under Section 13(d) of the Securities Exchange Act of 1934, as amended. Theorem and Dube are referred to herein as the “Reporting Persons.”

Theorem provides business advisory services.  Dube’s principal occupation is managing director of Theorem and of Theorem’s affiliated entities.

The business address of each of Theorem and Dube is 2049 Century Park East, Suite 3630, Los Angeles, California 90067.

During the last five (5) years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Theorem acquired the securities of the Issuer with its working capital.

ITEM 4.                      PURPOSE OF TRANSACTION.

Pursuant to a Securities Purchase Agreement dated as of October 13, 2009, Theorem purchased from Bristol Investment Fund, Ltd., a Cayman Islands company, all of the 25,000 outstanding shares of Series G convertible preferred stock at $1.00 per share for an aggregate purchase price of $25,000.00.  Each share of Series G Preferred Stock is convertible at any time at the option of the holder into Common Stock based on a conversion price equal to the lesser of $.01 or 60% of the average of the three lowest trading prices occurring at any time during the 20 trading days preceding the conversion.   The Series G Preferred Stock have voting rights on an as converted basis multiplied by 10.

4 of 7

Since the purchase of the Series G Preferred Stock, Theorem and Issuer discovered inaccuracies in the terms of the Series G Preferred Stock and inconsistencies with the disclosures made by the Issuer regarding such terms.  In lieu of amending the Certificate of Designation of the Series G Preferred Stock, the Issuer filed a Certificate of Designation for the Series H Preferred Stock with the Delaware Secretary of State on February 5, 2010.  Thereafter, the Issuer issued 25,000 shares of Series H Preferred Stock to Theorem in exchange for the 25,000 outstanding shares of Series G Preferred Stock pursuant to that certain Exchange Agreement, dated February 10, 2010.

The number of shares into which one share of Series H Preferred is convertible is determined by dividing the Series H Preferred Stated Value of $1.00 per share by the conversion price of the lesser of (A) $0.01 and (B) 60% of the average of the 3 lowest trading prices occurring at any time during the 20 trading days preceding conversion, which is subject to adjustment from time to time, provided that the holders do not at any time beneficially own more than 9.9% of the Issuer’s Common Stock then outstanding, as determined under Section 13(d) of the Securities Exchange Act of 1934.

On October 1, 2009, Theorem purchased a 0% convertible debenture in the principal amount of $90,000, which is due September 30, 2011 (the “Convertible Debenture”).  The Convertible Debenture is convertible into 1,800,000 shares of Common Stock at a per share conversion price of $0.05 per share, provided that, following such conversion, the holder and its affiliates would beneficially own more than 4.99% of the Issuer’s then issued and outstanding shares of common stock. This limitation may be waived upon 61 days’ prior notice to the Issuer, provided that in no event shall the limitation exceed 9.99%.

In connection with the purchase of the Convertible Debenture, the Issuer also issued to Theorem two warrants: (1) the Series A Warrant to purchase up to 1,800,000 shares of Common Stock at an exercise price of $0.0625 per share (the “Series A Warrant”), and (2) the Series B warrant to purchase up to 1,800,000 shares of Common Stock at an exercise price of $0.0750 per share (the “Series B Warrant”), provided that following such exercise, the holder and its affiliates would beneficially own more than 4.99% of the Issuer’s then issued and outstanding shares of common stock. This limitation may be waived upon 61 days’ prior notice to the Issuer, provided that in no event shall the limitation exceed 9.99%.  Both warrants expire on September 30, 2014.

The Reporting Persons do not currently intend to make any changes to the present board of directors or management of the Issuer.  However, the Reporting Persons do intend to assist the Issuer in (i) identifying potential additional directors and officers, (ii) identifying and evaluating possible corporate transactions that the Issuer may consider effecting with unaffiliated third parties, and (iii) identifying third party investment bankers and placement agents to assist the Issuer in effecting future fund raising activities.  The amount of involvement, if any, of the Reporting Persons in any such future transactions between the Issuer and third parties will depend upon various factors and is currently uncertain.  However, the Reporting Persons do not anticipate making any disclosures in connection with their participation in, or assistance with the review and evaluation of such possible transactions separate and apart from relevant disclosures by the Issuer.

5 of 7

With the exception of the aforementioned, the Reporting Persons do not have any plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

The disclosures in Item 4 above are incorporated by reference into this Item 5.

As of the date of this filing, Theorem directly owns 25,000 shares of Series H Preferred Stock, the Convertible Debenture, the Series A Warrant and the Series B Warrant.

Under the terms of the Series H Preferred Stock, Theorem and Dube currently are entitled to vote 250,000,000 shares of Common Stock.  Based on the assumption that the Issuer had 46,850,809 shares of Common Stock outstanding, which is the number of shares reported to be outstanding on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2009, Theorem and Dube could vote 84.2% of all voting shares if all currently outstanding shares were to vote.  As a result of the foregoing voting rights granted to Theorem and Dube, they currently have the right to vote more than 9.99% of the voting shares.  Since Theorem cannot convert any of the shares of the Series H Preferred Stock if they would beneficially own more than 9.9% of the currently outstanding shares of Common Stock, the Reporting Persons cannot currently acquire any shares of Common Stock and cannot dispose of any such shares (unless they waive this restriction on 61days notice).  In addition, since the Reporting Persons cannot beneficially own more than 4.99% under the terms of the Convertible Debenture, Series A Warrant and the Series B Warrant, the number of shares listed in lines 8, 10 and 11 of the cover pages only take into account the maximum number of votes that can be cast by the Reporting Persons in their capacities as the holders of the Series H Preferred Stock.

Dube, in his capacity as managing director of Theorem, has the sole power to vote or to direct the vote, and the sole power to dispose to direct the disposition of the securities held by Theorem. Aside from the transactions described in Item 4 of this Schedule, neither Reporting Person has purchased or sold any common stock of the Issuer in the 60 days prior to this filing.

To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

ITEM 6.                 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosures in Item 4 above are incorporated by reference into this Item 6.

6 of 7

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

99.1	Securities Purchase Agreement, dated as of October 13, 2009, by and between Bristol Investment Fund, Ltd. and Theorem Group, LLC.

99.2
Exchange Agreement, dated February 10, 2010, by and between Theorem Group, LLC and Oxis International, Inc.  (incorporated by reference to the Current Report on Form 8-K filed by Oxis International, Inc. with the Securities and Exchange Commission on February 16, 2010).

99.3	Agreement of Joint Filing, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010 THEOREM GROUP, LLC By: /s/ Anshuman Dube Anshuman Dube, Managing Director
Dated: February 18, 2010 /s/ Anshuman Dube ANSHUMAN DUBE

7 of 7